

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2020

Corey Lambrecht
Chief Financial Officer
SinglePoint Inc.
2999 North 44th Street, Suite 530
Phoenix, AZ 85018

> **Re: SinglePoint Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 31, 2020**
> **File No. 0-53425**

Dear Mr. Lambrecht:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services